April 18, 2008

Securities Commission or Similar Regulatory Authority
in Each of the Provinces and Territories of Canada

Dear Sirs/Mesdames:

Re:

Harvest Energy Trust - Short Form Prospectus (the "Prospectus")
dated April 18,2068

The Prospectus of the Corporation dated April 18, 2008 contains reference and incorporation by reference to McDaniel & Associates Consultants Ltd., to its reserve evaluation reports entitled "Harvest Energy Trust, Evaluation of Oil & Gas Reserves, Based on Forecast Prices and Costs, As of December 31, 2007" dated March 11, 2008 (the "Reports") and to our having evaluated the Corporation's interests in Canadian oil and gas reserves.

We hereby consent to the use of our name, reference to and incorporation by reference to, summaries of and excerpts from the said Reports in the Prospectus.

We certify that we have read the Prospectus and the Annual Information Form of Harvest Energy Trust dated March 27, 2008 and have no reason to believe that there are any misrepresentations in the information contained in it that is derived from our Reports or that is within our knowledge as a result of our providing the Reports.

Sincerely,

McDaniel & Associates Consultants Ltd

Greg Heath, P. Eng.
Vice President